SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR [ ] FOR THE TRANSITION PERIOD FROM _________________ TO ___________________

000-22026
COMMISSION FILE NUMBER

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN
(Title of Plan)

RENT-WAY, INC.
(Name of Issuer of securities held pursuant to the Plan)

One Rent-Way Place, Erie, Pennsylvania 16505
(Address of Plan and of principal executive office of Issuer)

Rent-Way, Inc.

401(k) Retirement Savings Plan
Financial Statements and
Supplementary Information
as of December 31, 2002 and 2001
and for the year ended
December 31, 2002

Rent-Way, Inc.
401(k)Retirement Savings Plan

Index to Financial Statements and Supplementary Information

Page

Report of Independent Auditors	1
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for
Benefits for the year ended December 31, 2002
Notes to Financial Statements	4-10
Supplementary Information:
Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at
December 31, 2002	11

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations and Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

Report of Independent Auditors

To the Participants and Administrator of Rent-Way, Inc. 401(k) Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 11, 2003

Rent-Way, Inc.
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets:
Investments:
Investments, at fair value (Note 3)	$10,568,375	$11,656,639
Cash equivalents	4,329,082	4,844,952

Net assets available for benefits	$14,897,457	$16,501,591

The accompanying notes are an integral part of these financial statements.

Rent-Way, Inc.
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31,
2002
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair market
value of assets (Note 3)	$(2,757,880)
Dividends / Interest	260,023

(2,497,857)
Contributions:
Participant	2,617,278
Employer	1,010,623
Rollovers	32,781

3,660,682
Withdrawals and distributions	(2,622,177)
Return of excess contributions	(144,782)

Net deductions	(1,604,134)
Net assets available for benefits:
Beginning net assets	16,501,591

Ending net assets	$14,897,457

The accompanying notes are an integral part of these financial statements.

Rent-Way, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements

1.   Description of Plan

The following summary description of the Rent-Way, Inc. 401(k) Retirement Savings Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

      General

The Plan is a defined contribution plan covering all employees of Rent-Way, Inc. (the “Company”) who are age eighteen or older. Employees of the Company become eligible to participate in the Plan upon the completion of six months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan’s assets are maintained by Putnam Fiduciary Company (the “Trustee”).

      Contributions

Each year, participants may contribute up to fifteen percent of pre-tax annual compensation, as defined in the Plan agreement, however, contributions may not exceed $11,000 in 2002 or $10,500 in 2001, as allowed by the Internal Revenue Code (“IRC”). The Plan also permits participant contributions to be rolled over from other qualified plans which meet the requirements of Section 401(a) of the IRC. Rollovers are made in cash and then allocated to the investment options of the participant’s choice. During the plan year ending December 31, 2002, rollovers amounted to $32,781.

The Plan provides for a 50% Company matching contribution, on the first 6.0% of eligible participants pay that is contributed to the Plan. Employer contributions are made in cash and the matching contributions are immediately allocated to the investment option of the participant’s choice.

      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

      Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s matching contributions plus actual earnings thereon vest based on years of continuous service, as defined in the Plan agreement. A participant’s employer contributions vest in twenty percent increments per year and are fully vested after five years of credited service.

      Cash Equivalents

Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity which are readily convertible into cash.

      Investment Options

Plan assets are invested in investment accounts in accordance with the Plan agreement. The Trustee provides the following options (the “Funds”) under the Plan. A participant may direct employee contributions in five percent increments in any of the following Funds:

o	Putnam Money Market Fund – Putnam Money Market Fund seeks as high a rate of current income as Putnam Investment Management, Inc. believes is consistent with preservation of capital and maintenance of liquidity. It is designed for investors seeking current income with stability of principal.

o	The George Putnam Fund of Boston – The George Putnam Fund of Boston seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds, which will produce both capital growth and current income.

o	Putnam Convertible Income-Growth Trust Fund – Putnam Convertible Income-Growth Trust seeks, with equal emphasis, current income and capital appreciation. Its secondary objective is conservation of capital. A particular security selected for the fund’s portfolio need not reflect all aspects of the fund’s investment objectives.

o	The Putnam Fund for Growth and Income – The Putnam Fund for Growth and Income seeks capital growth and current income. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

o	Putnam New Opportunities Fund – Putnam New Opportunities Fund seeks long-term capital appreciation. Current income is only an incidental consideration.

o	Putnam Voyager II Fund – Putnam Voyager II Fund seeks long-term growth of capital. The fund is designed for investors willing to assume above-average risk in return for above-average capital growth potential.

o	Putnam International Growth Fund – Putnam International Growth Fund seeks capital appreciation. The fund is designed for investors seeking capital appreciation primarily through a diversified portfolio of equity securities of companies located in a country other than the United States.

o	Putnam High Yield Trust Fund – Putnam High Yield Trust Fund seeks high current income by investing primarily in high-yielding, lower-rated fixed-income securities constituting a portfolio that Putnam Investment Management, Inc. believes does not involve undue risk to income or principal.

o	Putnam Health Sciences Trust Fund – Putnam Health Sciences Trust Fund seeks capital appreciation through investment in the common stocks of companies in the health sciences industries, with a focus on growth stocks.

o	Putnam U.S. Government Income Trust Fund – Putnam U.S. Government Income Trust Fund seeks as high a level of current income as Putnam Management believes is consistent with preservation of capital. The fund invests in bonds that are obligations of the U.S. Government, its agencies and instrumentalities or in bonds that are backed by the full faith and credit of the United States.

o	Rent-Way Stock Fund – Rent-Way Stock Fund is comprised exclusively of Common Shares, without par value of the Company (“Common Shares”). Each participant electing to purchase Common Shares through the Stock Fund is permitted to vote such Common Shares in the same manner as any other shareholder and is furnished proxy materials to such effect. If a participant does not vote their proxy, the Trustee votes the proxy for the participant’s Common Shares. Common Share purchases under the account are generally purchased on the open market for cash. The price of Common Shares purchased on the open market is priced for each participant’s account at an average purchase price of all shares purchased, plus brokerage fees, taxes, commissions and expenses incident to the purchase. No more than 50% of a participant’s contributions may be invested in the Rent-Way Stock Fund.

      Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms shall not exceed five years except in the case of a loan for the purpose of acquiring a principal residence, apartment, condominium, or in certain circumstances a mobile home. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of one percent above prime. Principal and interest are paid at least quarterly. Participants who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in a lump sum or have the loan balance outstanding considered a distribution subject to applicable tax laws.

At December 31, 2002, loans in default amounted to $246,803. However, these defaulted loans were secured by the borrower’s account and are treated as a distribution.

      Plan Withdrawals

Active participants may withdraw certain amounts from their accounts up to their entire vested balance. Withdrawals are paid in a lump sum or rollover to other qualified plans.

Plan distributions are made to participants or their designated beneficiary upon normal retirement (age 59 ½), disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability or death is eligible to receive all amounts vested in their account relating to participant contributions, including rollovers, and Company match. All non-vested portions will be forfeited immediately and may be used to reduce future Company match. Distributions are made in single lump sums or rollover.

Withdrawals and distributions on the Statement of Changes in Net Assets Available for Benefits include benefit payments, distributions to participants decrease due to loan defaults and rollovers to other qualified plans.

      Forfeited Accounts

Forfeitures can be utilized to reduce future Company matching contributions. At December 31, 2002 the forfeited nonvested account totaled $184,694 and during 2002 the Company utilized $316,146 of the forfeited accounts to reduce employer matching contributions.

      Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in all contributions and related earnings in their accounts.

2.   Summary of Significant Accounting Policies

      Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

      Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at the last sales price of the last business day of the year. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

At December 31, 2002, the Plan did not hold any derivative financial instruments. The Plan could enter into derivative financial instruments to manage exposures to risks affecting the Plan’s investments. Although no such derivatives were entered into, they would be recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”).”

      Benefit Payments

Benefit payments are recorded when paid.

      Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

      Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No.133. SFAS No. 133, as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133” and SFAS No. 138, “Accounting for Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133” is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging purposes. It requires that an entity recognize all derivatives as either assets or liabilities in the Statements of Net Assets Available for Benefits and measure those instruments at fair value. The Plan adopted this standard as of January 1, 2001. The adoption of SFAS No. 133 did not have an impact on the financial statements of the Plan.

3.   Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2002	2001
Putnam Money Market Fund
(4,329,082 and 4,844,952 shares, respectively)	$4,329,082	$4,844,952
The George Putnam Fund of Boston
(57,870 and 50,611 shares, respectively)	856,476	847,230
The Putnam Fund for Growth and Income
(109,031 and 91,447 shares, respectively)	1,541,698	1,620,449
Putnam Voyager II Fund
(154,829 and 144,684 shares, respectively)	1,884,264	2,487,112
Putnam New Opportunities Fund
(48,803 and 40,442 shares, respectively)	1,387,483	1,657,306
Putnam International Growth Fund
(56,469 and 47,296 shares, respectively)	926,655	937,405
Rent-Way Stock Fund
(300,200 and 285,088 shares, respectively)	1,407,243	1,798,199
During 2002, the Plan’s investments (including gains and (losses) on investments bought and sold, as well as held during the year) depreciated in value by $2,757,880 as follows:

Mutual funds	$(2,063,805)
Common stock	(694,075)

Total depreciation	$(2,757,880)

4.   Reconciliation of Financial Statements to Form 5500

There were no differences between the net assets available for benefits at December 31, 2002 and 2001 or between the changes in net assets available for benefits for the year ended December 31, 2002 reported on the financial statements and the respective Form 5500‘s. In addition, investments at fair value reported on the financial statements and Form 5500 agree in total.

5.   Income Tax Status

The Company received a favorable determination letter from the Internal Revenue Service (“IRS”) for the Plan dated January 27, 1999. Additionally, on November 6, 2001, the Company certified that it intends to adopt the Putnam Fiduciary Trust Company Prototype Defined Contribution Plan sponsored by the Trustee. The Company believes that the Plan continues to qualify, and that the trust is therefore exempt from taxation under the IRC. The Company anticipates that any changes, which may be required by the IRS to maintain a favorable status, will be made.

6.   Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. Additionally, the Plan’s assets include shares of the Company’s common stock. These transactions qualify as party-in-interest.

7.  Significant Events

On January 3, 2001, the Board of Directors of the Company resolved that the Company would contribute and allocate an initial restorative payment to each Plan participant whose accounts under the Plan, other than the employer matching account, were invested in the Company’s stock as of October 27, 2000. The restorative payment was $5.00 for each such share of Company stock and was placed in a Restorative Payment Account under the Plan and invested in the Putnam Money Market Account for each affected Plan participant. After the allocation of this initial restorative payment to each Plan participant, and upon the approval of the IRS, the participants may select any of the Funds available under the Plan for these funds except Company stock.

Additionally, on January 3, 2001, the Board of Directors of the Company also determined that the Company would make further additional restorative payments to Plan participants in 2002, 2003, and 2004 if the conditions specified in the Fourth Amendment to the Plan are met. Each of these additional payments are intended to bring the restored value of the company’s stock held in participants’ accounts as of October 27, 2000 to a value of $15, $20, and $25 per share through the payments made in 2002, 2003, and 2004, respectively, when the amount of the restorative payments, together with the market value of the Company’s stock are taken into account.

On February 5, 2001 and January 15, 2002, the Company contributed $366,223 and $255,026, respectively, to various Plan participants as restorative payments. These transactions are reflected as “employer contributions” on the “Statement of Changes in Net Assets Available for Benefits.”

8.   Subsequent Events

On January 16, 2003, the Company contributed $478,175 as a third restorative payment to various Plan participants (See Note 8).

Rent-Way, Inc.                                                          Schedule I
401(k) Retirement Savings Plan
EIN 25-1407782 / Plan #001
Form 5500 — Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issue, borrower, lessor or similar party	Security Description	Current Value
* Putnam Investments	Putnam Money Market Fund	$4,329,082
	The George Putnam Fund of Boston	856,476
	Putnam Convertible Income-Growth Trust Fund	435,070
	The Putnam Fund for Growth and Income	1,541,698
	Putnam New Opportunities Fund	1,387,483
	Putnam Voyager II Fund	1,884,264
	Putnam International Growth Fund	926,655
	Putnam High Yield Trust Fund	400,570
	Putnam Health Sciences Trust	515,062
	Putnam US Government Income Trust	354,052
* Rent-Way, Inc.	Rent-Way Stock Fund	1,407,243
* Various Sources	Participant Loans	859,802

		$14,897,457

* Denotes an allowable party-in-interest.

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-WAY, INC.401(k)RETIREMENT SAVINGS PLAN
June 30, 2003	By: /S/ William E. Morgenstern
Date	William E. Morgenstern
Chairman of the Board and
Chief Executive Officer

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit No.	Name
23	Consent of PricewaterhouseCoopers LLP
99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002